December 4, 2018

Qiang Chen
Chief Executive Officer
Asia Times Holdings Ltd.
Suite 3902, 5th Building
Dachong International Center
Nanshan District
Shenzhen, China

       Re: Asia Times Holdings Ltd.
           Draft Registration Statement on Form F-1
           Amended on November 28, 2018
           CIK No. 0001755058

Dear Mr. Chen:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1/A, as amended on November 28, 2018,
CIK
0001755058

Use of Proceeds, page 33

1. We note your response to prior comment six. Revise to explain how your uses of proceeds can "generally be accomplished" without transferring funds into the PRC.
Regulations
PRC Laws and Regulations relating to Foreign Exchange, page 70

2. Clarify whether proceeds raised in this offering may be subject to the Circulars 19 and 16
 Qiang Chen
Asia Times Holdings Ltd.
December 4, 2018
Page 2
         if they are used as capital contributions to Huaya and the Chinese operating companies.
General

3. We note your response to prior comment 15. In addition to the references to the various page numbers in the Frost & Sullivan reports you cite you have provided in Annex A, please provide the actual underlying support materials as part of your supplemental response.
        You may contact Claire DeLabar, Staff Accountant, at 202-551-3349, or Terry French,
Accounting Branch Chief, at 202-551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at 202-551-
3415, or Larry Spirgel, Assistant Director, at 202-551-3815, with any other questions.



FirstName LastNameQiang Chen                                 Sincerely,
Comapany NameAsia Times Holdings Ltd.
                                                             Division of
Corporation Finance
December 4, 2018 Page 2                                      Office of
Telecommunications
FirstName LastName